April 15, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SuccessFactors, Inc. (the “Company”)
File No. 001-33755

Ladies and Gentlemen:

We are writing to confirm our discussion with the Staff of the Securities and Exchange Commission (the “Staff”) that the Company intends to file a response to the Staff’s pending comment relating to the Company’s Form 10-Q for the quarterly period ended September 30, 2010 during the week of April 18, 2011, and no later than April 22, 2011.

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

SUCCESSFACTORS, INC.

/s/ Bruce Felt
Bruce Felt
Chief Financial Officer

cc:	Hillary Smith, Esq. (SuccessFactors, Inc.)

Jeffrey Vetter, Esq. (Fenwick & West LLP)

John Ebner (KPMG LLP)